

May 27, 2019

Donald Steinberg
Chief Executive Officer
Marijuana Co of America, Inc.
1340 West Valley Parkway, Suite 205
Escondido, CA 92029

> **Re: Marijuana Co of America, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 3, 2019**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed May 22, 2019**
>   **File No. 333-229030**

Dear Mr. Steinberg:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2019 letter.

Amendment No. 1 to Form S-1 filed May 3, 2019

Viva Buds, page 4

1. Please revise your disclosure describing the new Viva Buds joint venture to be consistent with that disclosed in the 8-K reporting the entry into the related agreements filed on April 17, 2019. For example, please revise the date of entry into the agreements, and where you disclose the purchase price, please quantify the number of shares of your common stock issued and describe the adjustment provision that may require the issuance of additional shares in October 2019. In addition, please expand your disclosure to describe the material rights and obligations of each party to the joint venture agreement. Further, to the extent

any of the proceeds from sales to K&J will be used to fund the obligations under the Viva Buds agreements, please revise the Use of Proceeds disclosure to make this clear. Finally, please ensure that you have filed the complete versions of the joint venture and stock purchase agreements as exhibits to this Form S-1, including all schedules thereto.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

2. Please revise to include a discussion of critical accounting estimates that addresses the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. Your disclosures should address estimates and assumptions that are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or your operating performance. Refer to Regulation S-K, Item 303 and the Commission's Guidance Regarding Management Discussion and Analysis of Financial Condition and Results of Operations, Release 34-48960.

3. It appears you have removed most of your disclosure about your Bougainville and Gate C joint ventures in your amended Form S-1. Given that your MD&A is required to address all the periods for which financial statements are presented and your activities related to these joint ventures significantly affected your results of operations and cash flows, revise to more clearly address the activities related to your joint ventures with Bougainville and Gate C, balanced with appropriate disclosure to clearly explain the current status of those joint ventures. Clearly quantify the amounts invested and impairments taken.

4. Revise to provide a tabular breakdown of the amounts included in your Selling, General and Administrative expenses, and more clearly explain the fluctuations during the periods presented.

Results of Operations
Revenues, page 41

5. Please address the following:
   - Tell us and revise your MD&A to more clearly identify the nature of the revenues labeled "Related Party Sales" on page 41.
   - Revise your related party disclosures to identify the recipient of the services.
   - To the extent these revenues are derived from services rendered rather than product sales, separately report the cost of these revenues from your cost of product sales.

6. Please address the following regarding your reported 89.4% increase in annual revenue of $225,305 to $252,135 at December 31, 2018 pursuant to Item 303(a)(3)(iii) of Regulation S-K:

- Please revise your brief discussion to provide a quantified narrative explaining the extent to which this increase is the result of price increases versus volume increases.
- You disclose on page 42 that you have introduced several new products. Clearly identify the nature of the new products and the amount of revenue produced by the new products.

Liquidity and Capital Resources, page 42

7. Please revise to address the following regarding the material definitive agreement signed with Natural Plant Extract of California, Inc. effective April 15, 2019 as disclosed on page 52:
   - Given the significance of the $2 million in cash and $1 million worth of your restricted common stock you committed to convey to Natural Plant Extract within 90 days of April 15, 2019 to your available liquidity, revise to describe the expected material impact to your capital resources, and disclose your anticipated source of funding to fulfill such commitment. The discussion should include cash, equity, and any other resources impacted. Refer to Item 303(a)(2) of Regulation S-K.
   - Revise the "*one million shares of our restricted common stock*" currently disclosed throughout this filing, to reconcile with the language in the Stock Purchase Agreement in Exhibit 10.2 to Form 8-K dated April 15th and filed April 17, 2019 that the "*Purchaser agreed to issue to Seller one million dollars worth of Purchasers' unregistered and restricted common stock.*"
   - Revise the "*March 15, 2019*" currently disclosed in this filing, to reconcile with the "*effective on April 15, 2019*" in the agreement in the aforementioned Form 8-K.
   - Revise to disclose a timeline of your activities and discussions conducted with the owners and management of Natural Plant Extract that culminated in the material definitive agreement.

Investing Activities, page 43

8. You disclose on page 43 that none of your investments in MoneyTrac, Conveniant Hemp Mart, and the joint ventures with Global Hemp Group have produced revenues, and most have been fully impaired with a significant impact to your liquidity. Please revise to address the following:
   - Please revise to include all of your investments, including Bougainville and Gate C .
   - Further revise to disclose this known trend and uncertainty regarding these critical estimates, specifically quantifying the amount impairment for each of your investments entered into during 2017 and 2018.
   - Ensure the next amendment to your Form S-1 discloses and quantifies the following:
     ◦ the $12,000 BV impairment in the first quarter of 2019, and
     ◦ the $156,839 Gate C gain on debt settlement in the first quarter of 2018.

Certain Relationships and Related Transactions, page 51

9. We note that on April 15, 2019, you entered into a material definitive agreement with Natural Plant Extract of California pursuant to which you will acquire 20% of its authorized equity in exchange for two million dollars and 70,422,535 shares of your common stock valued at $1 million, subject to adjustment based on market price that could result in the issuance of additional shares after six months. Additionally, we note that public records filed with the California Secretary of State identifies Robert L. Hymers, III as an Incorporator, Secretary, and Chief Financial Officer of Natural Plant Extract of California. Please include related party disclosure under Item 404(d) of Regulation S-K regarding this transaction or tell us why the information is not required.

Security Ownership of Certain Beneficial Owners and Management , page 55

10. Please revise to provide the beneficial ownership of Robert L. Hymers, III or tell us why the information is not required. Refer to Item 403(b) and Item 402(a)(3) of Regulation S-K, which requires disclosure for all individuals serving in the capacity of principal financial officer during the last completed fiscal year.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

11. Revise your Form S-1 to provide updated interim financial statements.

12. Your amended Form S-1 has been updated to include annual financial statements for the year ended December 31, 2018. However, the audit report accompanying those financial statements omits the opinion sentence, and therefore, does not meet the requirements of Rule 2.02 of Regulation S-X. Please address the following:
    * As previously requested, please ensure that your auditors provide reports that are fully compliant with PCAOB AS 3101, including the actual opinion sentence of the report.
    * Revise to ensure that the auditor's city and state reflected in both the audit report and the auditor's consent at exhibit 23 are consistent.

Adoption of Accounting Standards, page F-10

13. Your revenue recognition policy on page F-6 continues to be based on the guidance of ASC 605. However, elsewhere you disclose that you adopted ASC 606 effective January 1, 2018.   Please address the following:
    * Revise to provide the required transitional disclosures under ASC 606, including the nature and amount of any adjustments.
    * To the extent you do not believe there were any adjustments upon your adoption of ASC 606, revise to disclose that fact, and tell us in detail how you arrived at that conclusion.
    * Revise your revenue recognition policies throughout your document to reflect your

appropriate consideration of the guidance and framework of ASC 606.

Note 4 - Investments, page F-11

14.   We note your revision to disclose your quarterly investment activity on page 44. As previously requested in comment #4 issued in our February 22, 2019 letter, in light of your significant cash outlays, debt obligations, impairments, losses on equity investments, and gain on cancellation of debt related to your various interests reported in both your Investments and Short-term Investments line items, please also revise your investment rollforward on page 44 to provide a separate tabular rollforward for the related debt line items for each of the periods presented in your next amendment that reconciles to the amounts presented on your Balance Sheet and Statements of Operations.

15.   In addition, revise to disclose the following:
   • Separately disclose the activity of your two Global Hemp investments: the New Brunswick investment and the Scio, Oregon Investment, or explain how they are related to each other and why they should be combined.
   • Clearly label your Global Hemp investments throughout your filings as related party transactions.
   • Regarding each of the investments in the Global Hemp Group, explain the following for each investment:
      ○ the $375,000 loss in the third quarter of 2017 after only a $10,775 investment;
      ○ the subsequent $364,225 gain in the fourth quarter of 2017 and how it was calculated;
      ○ the large $986,654 investment in 2018 after a zero balance at December 31, 2017; and
      ○ why it was impaired at December 31, 2018;
   • Regarding Benihemp, identify the triggers for impairment at December 31, 2018.
   • Regarding MoneyTrac, more clearly disclose why it was moved to short-term and how the unrealized gain was calculated.
   • Regarding Bougainville Ventures, Inc., disclose the background of this investment during the periods presented, including the impairments taken, and identify the triggers for those impairment charges.
   • Regarding Gate C Research, Inc., disclose the background of this investment during the periods presented, including the impairments taken, and identify the triggers for those impairment charges.

Note 13 - Commitments and Contingencies
Litigation, page F-26

16.   You disclose $1,682,870 of legal contingency expense in 2018 on pages F-3 and 41, and stock issued to settle a legal case on page F-20. Please revise the following:
   • revise this litigation footnote to describe each material case or exposure experienced

during the periods presented;
- revise your MD&A to describe this material unusual event; and
- revise your critical accounting policies and significant accounting policies to address loss contingencies, including how you ensure they are reported on a timely basis.

Note 15 - Subsequent Events, page F-27

17. We note the Letter of Intent you entered into with Natural Plant Extract of California, Inc. on March 18, 2019 on page F-27. Please provide the following:
- It appears the material definitive agreement was effective on April 15, 2019, which is the same as the audit report date. Revise your subsequent events footnote to acknowledge the material definitive agreement.
- Please provide us with your quantified significance tests for this investment for purposes of both Rule 8-03(b) Regulation S-X and ASC 323-10-50-3.
- Ensure the next amendment to your Form S-1 discloses the following regarding your definitive material agreement with Unicast Equities, LLC entered into on May 1, 2019, and your Letter of Intent with Essence Farms, LLC signed on May 14, 2019:
  - Please revise to disclose the details and timing of any future commitments you made under either transaction.
  - Please revise to discuss the nature of the Unicast consulting agreement.

Amendment No. 2 to Form S-1 filed May 22, 2019

Consolidated Financial Statements
Note 1 - Significant Accounting Policies
Stock Based Compensation, page F-8

18. We note your revisions on page F-8 where you state that "For employees and directors, the fair value of the award is measured on the grant date and recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. For non-employees, share-based compensation awards are recorded at either the fair value of the services rendered or the fair value of the share-based payments, whichever is more readily determinable. Stock and restricted stock awards are based on the fair value of the stock underlying the awards as of the grant date. The fair value of stock options are determined using the Binomial Option Pricing Model." Please address the following:
- As previously requested in comment #6 issued in our February 22, 2019 letter, revise to specifically clarify whether you used the trading price of your stock in determining the fair value of your options via the Binomial Option Pricing Model and whether any adjustments were made to the trading price in determining the fair value of the award.
- If adjustments were made to the trading price, disclose the reasons for and nature of the adjustments, and tell us the amount of such adjustments.
- To the extent you used the fair value of services rendered in lieu of the fair value of

share-based payments, disclose the extent this occurred, and tell us the amounts and reasons this occurred. If you did not use the value of services, revise to clearly state that fact.

19.   You disclose on page F-8 that there were no stock options outstanding as of December 31, 2018. However, elsewhere in your documents you disclose that there were options exercisable into one million shares outstanding as of December 31, 2018. Revise to reconcile this apparent inconsistency. If the inconsistency relates to the February 27, 2019 cancellation of Larsen and Steinberg options, revise to more clearly disclose that fact and how the cancellation was accounted for.

General

20.   Please note that at the time of filing the registration statement, the purchaser in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control. We note in this regard your disclosure in the Form 8-K filed May 22, 2019 that the parties amended the agreement after the registration statement was filed, in which the purchase price was changed from 94% to 88% of the lowest daily VWAP of the common stock during the pricing period. Please provide a detailed analysis that the private placement was complete at the time the registration statement was filed. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation 139.13.

You may contact Bonnie Baynes at 202-551-4924 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Tad Mailander, Esq.